Filed Under Rule 433
Registration No. 333-135813
Wow!
Designed to always beat the average rate of taxable U.S. money market funds.
Isn’t it about time you got the rates you deserve? Now you can with GE Interest Plus.* GE Interest Plus notes are a convenient way to invest directly with General Electric Capital Corporation. The notes pay a floating rate of interest, which will always be above the average rate of taxable U.S. Money Market Mutual Funds as published weekly in Money Fund ReportTM a service of iMoneyNet, Inc.
So don’t settle for just a little when you can get more with GE Interest Plus. It’s the smart financial investment that can pay more than most money market accounts, savings accounts and short term CDs. To see how much more, review the chart at the right.
Plus as a GE Employee you can add to your account through Payroll Deduction and send no money now. When you sign up for Payroll Deduction you can get up to a $50 incentive!
See how much more you can earn.
GE Interest Plus yields as of 1/5/09. Bank money market account and CD rate as of 12/22/08 and provided by BanxQuote.® Taxable money market mutual fund average yield as of 12/16/08 and provided by iMoneyNet, Inc.
The more you invest — the more you earn.

Investment Amount	Rate	Yield**
Less than $15,000	2.70%	2.73%
$15,000 to $49,999	2.85%	2.89%
$50,000 and more	3.00%	3.04%
Rates as of 1/5/09. Rates may be reset weekly and one rate will apply to your entire investment beginning on the date of effectiveness. For current GE Interest Plus Rates go to our website, www.geinterestplus.com or call our automated telephone line at 1-800-433-4480. **Yield reflects the annual rate of return on your investment. It assumes that interest is accrued daily and posted monthly, and that there are no additional investments or redemptions.
No sales or management fees.
With GE Interest Plus, your money works harder. That’s because there are no sales or management fees to eat away at your rate of return, and no penalties for withdrawing funds.† So all the money you invest works for you.
† A fee of $15 is charged for wire redemptions.
Access to your money in a variety of ways.
You can redeem the available portion of your investment when you need to.
To redeem your investment you can:
1.	Enroll in the Quick Redemption Service to transfer money to your linked bank checking account ($25 minimum, $50,000 maximum)

2.	Write a check ($250 minimum, no maximum)

3.	Enroll in the Wire Redemption option ($2,500 minimum, no maximum)
Other options to simplify your life.
GE Interest Plus is designed to make life more rewarding and easier. You can automatically add to your investment through our Auto Invest Service, use the Quick Invest Service to transfer money from your bank, wire funds or mail checks. You can also go online to manage your investment at www.geinterestplus.com.

*	GE Interest Plus is an investment in the senior, unsecured debt of the General Electric Capital Corporation, whose outstanding senior debt is rated AAA by Standard & Poor’s and Aaa by Moody’s Investors Service. You should note that GE Interest Plus Notes are not a money market fund, which is generally a diversified fund consisting of investment in short term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus is not an FDIC-insured deposit. GE Interest Plus is not guaranteed under the FDIC ‘s Temporary Liquidity Guarantee Program. It is possible to lose money if GE Capital is unable to pay its debts. Please see the prospectus for important investment information.
The issuer has filed a registration statement including a prospectus) Registration Statement No. 333-135813] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about thes issuer and this offering. You may get these documents for fee by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.geinterestplus.com. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it at www.geinterestplus,com or by calling toll free 1-800-582-5458.

Bigger returns.
Easy Access.
Highest rating.
•	Better rates than many other competing short term investments

•	Earn more when you invest more

•	Access your investment without penalty

•	No sales or management fees

•	GE Capital Corporation is rated AAA by Standard & Poor’s Corporation and Aaa by Moody’s Investors Service — the highest credit ratings possible

•	Establish GE Payroll Deduction when you invest and send no money now
Whew!
From a company you know and trust.
You can invest with confidence knowing that GE Capital Corporation has received a AAA rating from Standard & Poor’s Corporation and a Aaa rating from Moody’s Investors Service.
Get in on a good thing. Invest today.
To invest, read the enclosed prospectus and privacy policy and complete, sign and mail in the enclosed application. If you establish the GE Payroll Deduction Service, you do not have to send any money now. Just return your application in the enclosed postage paid envelope. If you do not establish the service, please send a check for $500 or more ($250 if you sign up for the Auto Invest Service).
For Current Rates: Call 1-800-433-4480, 24 hours a day, seven days a week or go to www.geinterestplus.com.
For Questions: Call 1-800-433-4480,
Monday through Friday, 8:30 a.m. to 7 p.m., E.T.
What?
Earn higher returns than competing alternatives with
GE Interest Plus
Special Offer for GE Employees:
up to a $50 incentive
Invest and receive a $25 incentive.
Enroll in Payroll Deduction and receive $25 more!
Complete and return the enclosed application today!
One lifetime incentive per social security number. Incentive will be reported as interest income on 1099 interest statements issued at year-end.
GEIP-EMP-1/09